UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of December, 2012

CANADIAN PACIFIC RAILWAY LIMITED

(Commission File No. 1-01342)

CANADIAN PACIFIC RAILWAY COMPANY

(Commission File No. 1-15272)

(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4

(address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐               Form 40-F  ☒

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report furnished on Form 6-K shall be incorporated by reference into the Registration Statements of Canadian Pacific Railway Limited on Form S-8 (File Nos. 333-127943, 333-13962, 333-140955, 333-183891, 333-183892 and 333-183893).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED (Registrant)

Date: December 19, 2012	By:	Signed:	/s/ Paul Bachand
		Name:	Paul Bachand
		Title:	Associate Corporate Secretary

CANADIAN PACIFIC RAILWAY COMPANY (Registrant)

Date: December 19, 2012	By:	Signed:	/s/ Paul Bachand
		Name:	Paul Bachand
		Title:	Associate Corporate Secretary

Release: Immediate December 19, 2012

Canadian Pacific comments on decision of federal labour arbitrator

CP also announces ratification of IBEW agreement

Calgary, AB - Canadian Pacific (TSX:CP)(NYSE:CP) said today it is pleased the collective bargaining process with the Teamsters Canada Rail Conference, on behalf of Running Trade Employees, and Rail Traffic Controllers has finally concluded and an agreement is now in place.

CP has received the award of federally-appointed arbitrator, William Kaplan.

The award contains, among other changes a cap on pension growth and a new pension accrual rate for future hires. The deal is three years in length and is retroactive to January 2012.

“Mr. Kaplan had an extremely difficult job. He was thoughtful and sought at all times to close the gap between the parties. CP is appreciative of his efforts,” said Peter Edwards, vice president of Human Resources.

IBEW Ratification

CP is also pleased to announce the five-year agreement reached with the International Brotherhood of Electrical Workers on November 15, 2012 has been ratified with 94% acceptance.

This contract begins January 1, 2013.

“I am pleased we were able to reach another agreement with a key union and we are looking forward to working with the IBEW,” said E. Hunter Harrison, president and CEO. “With our labour situation settled, CP is in very good position to continue the work of being an even more reliable and efficient railway for our customers.”

About Canadian Pacific

Canadian Pacific (TSX:CP)(NYSE:CP) is a transcontinental railway in Canada and the United States with direct links to eight major ports, including Vancouver and Montreal, providing North American customers a competitive rail service with access to key markets in every corner of the globe. CP is a low-cost provider that is growing with its customers, offering a suite of freight transportation services, logistics solutions and supply chain expertise. Visit cpr.ca to see the rail advantages of Canadian Pacific.

Contacts:

Media

Ed Greenberg

Tel.: 612-849-4717

24/7 Media Pager: 855-242-3674

email: Ed_greenberg@cpr.ca

Investment Community

Janet Weiss

Tel.: 403-319-3591

email: investor@cpr.ca